TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

Via EDGAR

Mr. Thomas Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

December 11, 2014

Re:                             Urban Edge Properties (formerly known as Vornado SpinCo)
Amendment No. 2 to Registration Statement on Form 10
Filed November 13, 2014
File No. 001-36523

Dear Mr. Kluck:

On behalf of our client, Urban Edge Properties (formerly known as Vornado SpinCo), a real estate investment trust organized in the State of Maryland (the “Company” or “SpinCo”) which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below is the Company’s response to the oral comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided on December 8, 2014 with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-36523) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with three copies of Amendment No. 3 marked to indicate changes from the version of the Registration Statement filed on November 13, 2014.

For the Staff’s convenience, the Staff’s comment is set forth below in bold, followed by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s response below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 3. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 3.

Comment:

Please expand your disclosure regarding net operating income (“NOI”) to explain how you define “same property NOI,” including what it means to be a same store property.

Company’s Response:

The Company acknowledges the Staff’s comment and notes that it has revised the Information Statement in each place that it describes how it calculates NOI in order to explain its definition of “same property NOI,” including what it means to be a same store property.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar
Sullivan & Cromwell LLP

cc:                                Joseph Macnow
Alan J. Rice
(Vornado Realty Trust)

Stephen Theriot

(Urban Edge Properties)